March 22, 2006

MAIL STOP 3561

via U.S. mail and facsimile

Bruce Hollingshead, President
Cascade Technologies Corp.
Suite #358 - 255 Newport Drive
Port Moody BC, CANADA

Re:      Cascade Technologies Corp.
Form SB-2, Amendment 5 filed February 28, 2006
File No. 333-124284

Dear Mr. Hollingshead:

	We have the following comments on your amended filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Our Business, page 5

      Include in the forefront of this section, and wherever appropriate throughout the prospectus, the disclosure that you have added under "Our Products and Services," in the last paragraph before the table on page 24, that you "plan to purchase the products from franchised and non-franchised distributors (our emphasis)."

      Please ensure that you provide all required warranty disclosure for the products which you buy from a non-franchised distributor wherever appropriate in the registration statement and on your website.

      Throughout the prospectus, and on the website, clarify whether you are currently conducting your business of buying and selling semi-conductors or are a development stage company which plans to do so in the future. Reconcile all of the apparently contradictory disclosure in this regard, of which some, among others, of the examples follow:

a. "We are a development stage company who plans to be a non-franchised stocking distributor who buys and sells semiconductors, electro-mechanical and passive components (See second paragraph of this section of the prospectus);"

b. "In October of 2005, we listed 20 different parts for sale on our website. We have not had any sales to date and have had limited operations (See second paragraph of this section of the prospectus);"

c. the "Frequent Questions" section of your website, where all seven questions and the last four answers indicate that the business is currently operating; and
d. the "Value Added Services" section of your website where the verb tense is in the present for each assertion.

      Please reference the following statement in the second paragraph of this section:
"We have negotiated with our suppliers, however, warranty agreements similar to those issued by the manufacturer for the return of defective products by our clients. Therefore, we will be able to offer our customers a similar warranty."

      Disclose the basis for the assertion regarding the similarity of the warranty. If applicable, support your statement by supplementally providing us with copies of, or excerpts from, reports or publications which you reference. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is the belief of the registrant based on its experience in the industry, if true.

      In addition, as mentioned above, it is necessary to fully address those situations where your supplier is a non-franchised distributor, rather than a franchised distributor.
In the second paragraph of this section, please revise the following to include disclosure that your customers will not have any rights or warranties with either your franchised distributor or your non-franchised distributor: "As a non-franchised distributor, our customers will be required to deal directly with us in relation to warranties on defective parts and will not have any rights or warranties with the original manufacturer."

Executive Compensation

      All of the terms of the restricted stock awards should be included after the table. Refer to the Instructions to Item
402(f)
of Regulation S-B.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. Provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Angela Halac at (202) 551-3390 if you have questions regarding the financial statements and related matters. Please contact
Susann
Reilly at (202) 551-3236 with other questions.

          Sincerely,


    John Reynolds
          Assistant Director
          Office of Emerging Growth Companies


cc:  Adam Shaikh
By facsimile (702) 549-2265

Cascade Technologies Corp.
Page 3
March 19, 2006